# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CAL-MAINE FOODS INC, CIK 0000016160
CUSIP: 128030202
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157
Date of event which requires filing of this statement: 04/17/2025
Filed by CIK 0001036241
Persons authorized to receive notices and communications: Adolphus B. Baker, c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, Mississippi (MS), 39157, (601) 948-6813

## Reporting persons
- Adolphus B. Baker (CIK 0001036241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,466,416; shared voting power 46; sole dispositive power 1,461,673; shared dispositive power 46; aggregate amount beneficially owned 1,466,462 (3.02% of the class)
  Comment: 1 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 48,494,079 outstanding Common Shares, reflecting the reduction in outstanding shares resulting from the Share Repurchase described in that item.
- Dinnette Adams Baker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 236,391; shared voting power 46; sole dispositive power 236,391; shared dispositive power 46; aggregate amount beneficially owned 236,437 (0.49% of the class)
  Comment: 3 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 48,494,079 outstanding Common Shares, reflecting the reduction in outstanding shares resulting from the Share Repurchase described in that item.
- Luanne Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 201,525; shared voting power 0; sole dispositive power 201,525; shared dispositive power 0; aggregate amount beneficially owned 201,525 (0.42% of the class)
  Comment: 4 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 48,494,079 outstanding Common Shares, reflecting the reduction in outstanding shares resulting from the Share Repurchase described in that item.
- Nancy Adams Briggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 558,514; shared voting power 42,280; sole dispositive power 558,514; shared dispositive power 42,280; aggregate amount beneficially owned 600,794 (1.24% of the class)
  Comment: 5 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 48,494,079 outstanding Common Shares, reflecting the reduction in outstanding shares resulting from the Share Repurchase described in that item.
- Laurel Adams Krodel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 443,787; shared voting power 887; sole dispositive power 443,787; shared dispositive power 887; aggregate amount beneficially owned 444,674 (0.92% of the class)
  Comment: 6 See details in answers to paragraphs (a), (b) and (c) of Item 5 below. Also, the calculation of percentage ownership is based on 48,494,079 outstanding Common Shares, reflecting the reduction in outstanding shares resulting from the Share Repurchase described in that item.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: CAL-MAINE FOODS INC
Address of issuer's principal executive offices: 1052 HIGHLAND COLONY PKWY, Suite 200, Ridgeland, Mississippi (MS), 39157

## Item 2. Identity and Background
Name of person filing:
(a), (b) & (c) This Amendment No. 9 ("Amendment No. 9") amends and supplements the Statement on Schedule 13D filed on August 28, 2015 by Adolphus B. Baker, Jean Reed Adams and the other reporting persons identified therein with the Securities and Exchange Commission ("SEC") (the "Original Schedule 13D"); Amendment No. 1 to Schedule 13D filed on June 5, 2018 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed on July 20, 2018 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed on August 24, 2018 ("Amendment No. 3"); and Amendment No. 4 to Schedule 13D filed on August 27, 2020 ("Amendment No. 4"). Subsequent to the filing of Amendment 4, Jean Reed Adams (aka Jean Morris Adams) unilaterally filed Amendment No. 5 to Schedule 13D on October 14, 2022 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D on December 20, 2022 ("Amendment No. 6"). Mr. Baker did not participate in the filing of either Amendment No. 5 or Amendment No. 6.

In Amendment No. 6 filed by Jean Reed Adams, Ms. Adams disclosed that she was no longer a part of the reporting "group" with Adolphus B. Baker, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). She also disclosed that she had ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.
Residence or business address:
Adolphus B. Baker has continuously been a Reporting Person under this Schedule 13D since the Original Schedule 13D was filed on August 28, 2015. In connection with the execution of the Conversion Agreement (as defined and described in Item 4 below), Mr. Baker filed Amendment No. 7 ("Amendment No. 7") on February 25, 2025, adding the following additional Reporting Persons: DLNL, LLC ("Daughters' LLC") and its four LLC members who are not already Reporting Persons: namely, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel. These four LLC members are the daughters of the Issuer's founder Fred R. Adams, Jr., and, together with Adolphus B. Baker, are referred to as the "Members." Dinnette Adams Baker is married to Adolphus B. Baker, and Mr. Baker is the managing member of Daughters' LLC. Mr. Baker is Board Chair and an executive officer of the Issuer.

On April 16, 2025, the Reporting Persons filed Amendment No. 8 ("Amendment No. 8"), in which Daughters' LLC disclosed that, on April 14, 2025, it had ceased to be a beneficial owner of any shares of the Issuer's Common Stock. As a result, Daughters' LLC is no longer part of the reporting "group" (within the meaning of Section 13(d) of the Exchange Act) with the other Reporting Persons.
Present principal occupation or employment: The address of each Reporting Person's principal office is c/o Cal-Maine Foods, Inc., 1052 Highland Colony Parkway, Ste. 200, Ridgeland, MS 39157. Mr. Baker is Board Chair of the Issuer, as well as the managing member of the Daughters' LLC.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by adding the disclosure set forth below. Capitalized terms used but not defined in this Amendment No. 9 shall have the respective meanings set forth in Amendment No. 8.

The Secondary Offering and Share Repurchase were consummated on April 17, 2025 in accordance with the Underwriting Agreement and Stock Repurchase Agreement, respectively. As a result, the Members sold a total of 2,978,740 Common Shares in the Secondary Offering at a public offering price of $92.75 per share. After taking into account the underwriter's discount, the price paid to the Members was $90.60 per share. Contemporaneously with the closing of the Secondary Offering, the Members sold a total of 551,876 Common Shares to the Company at a price of $90.60 per share. Those repurchased shares were placed in the Company's treasury account.

Both the Secondary Offering and the Share Repurchase were approved by both the Board and the Special Committee.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On April 17, 2025, as a result of the Share Repurchase, the total number of outstanding Common Shares decreased by 551,876 shares, resulting in an outstanding share count of 48,494,079 Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Set forth below is the beneficial ownership of Common Shares for each person named in Item 2 as of the date of filing. Unless otherwise indicated, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

(i) After giving effect to the Secondary Offering and the Share Repurchase, Adolphus B. Baker beneficially owns 1,466,462 Common Shares, representing 3.02% of the total number of outstanding Common Shares. His beneficial ownership includes direct ownership of an additional 46 Common Shares with Dinnette Adams Baker, as joint tenants in common, with respect to which he has shared voting and dispositive power. Mr. Baker's beneficial ownership also includes 147,428 Common Shares that he owns through the Issuer's KSOP, as well as 4,743 Common Shares of unvested restricted stock. With respect to his shares of unvested restricted stock, Mr. Baker has sole voting power and no dispositive power.

(ii) After giving effect to the Secondary Offering and the Share Repurchase, Dinnette Adams Baker beneficially owns 236,437 Common Shares, representing 0.49% of the total number of outstanding Common Shares. Her beneficial ownership includes direct ownership of an additional 46 Common Shares with Adolphus B. Baker, as joint tenants in common, with respect to which she has shared voting and dispositive power. Ms. Baker's beneficial ownership also includes 5,821 Common Shares that she owns through the Issuer's KSOP.

(iii) After giving effect to the Secondary Offering and the Share Repurchase, Luanne Adams beneficially owns 201,525 Common Shares, representing 0.42% of the total number of outstanding Common Shares. Ms. Adams' beneficial ownership includes 738 Common Shares that she owned outside of Daughters' LLC.

(iv) After giving effect to the Secondary Offering and the Share Repurchase, Nancy Adams Briggs beneficially owns 600,794 Common Shares, representing 1.24% of the total number of outstanding Common Shares. Ms. Briggs' beneficial ownership includes 57,007 Common Shares that she owned outside of Daughters' LLC. Of those 57,007 Common Shares, 42,280 Common Shares are held jointly with her husband as co-trustees of a family living trust (as a result of which she has shared voting power and shared dispositive power for those living trust shares).

(v) After giving effect to the Secondary Offering and the Share Repurchase, Laurel Adams Krodel beneficially owns 444,674 Common Shares, representing 0.92% of the total number of outstanding Common Shares. Ms. Krodel's beneficial ownership includes 887 Common Shares that she owned jointly with her husband outside of Daughters' LLC. With respect to those 887 Common Shares that she owns jointly with her husband, Ms. Krodel has shared voting power and shared dispositive power.
Transactions in the class effected during the past sixty days:
(i) On April 17, 2025, Adolphus B. Baker sold 118,340 Common Shares in the Secondary Offering at $90.60 per share, for total proceeds in the Secondary Offering of $10,721,604.00. At the same time, in the Share Repurchase, Mr. Baker sold 21,926 Common Shares at $90.60 per share, for total proceeds of $1,986,495.60, resulting in total proceeds from the Secondary Offering and the Share Repurchase of $12,708,099.60.

(ii) On April 17, 2025, Dinnette Adams Baker sold 968,006 Common Shares in the Secondary Offering at $90.60 per share, for total proceeds of $87,701,343.60. At the same time, in the Share Repurchase, Ms. Baker sold 179,344 Common Shares at $90.60 per share, for total proceeds of $16,248,566.40, resulting in total proceeds from the Secondary Offering and the Share Repurchase of $103,949,910.00.

(iii) On April 17, 2025, Luanne Adams sold 795,599 Common Shares in the Secondary Offering at $90.60 per share, for total proceeds of $72,081,269.40. At the same time, in the Share Repurchase, Ms. Adams sold 147,401 Common Shares at $90.60 per share, for total proceeds of $13,354,530.60, resulting in total proceeds from the Secondary Offering and the Share Repurchase of $85,435,800.00.

(iv) On April 17, 2025, Nancy Adams Briggs sold 506,214 Common Shares in the Secondary Offering at $90.60 per share, for total proceeds of $45,862,988.40. At the same time, in the Share Repurchase, Ms. Briggs sold 93,786 Common Shares at $90.60 per share, for total proceeds of $8,497,011.60, resulting in total proceeds from the Secondary Offering and the Share Repurchase of $54,360,000.00.

(v) On April 17, 2025, Laurel Adams Krodel sold 590,581 Common Shares in the Secondary Offering at $90.60 per share, for total proceeds of $53,506,638.60. At the same time, in the Share Repurchase, Ms. Krodel sold 109,419 Common Shares at $90.60 per share, for total proceeds of $9,913,361.40, resulting in total proceeds from the Secondary Offering and the Share Repurchase of $63,420,000.00.

Except for the sales in the Secondary Offering and the Share Repurchase, within the past 60 days prior to April 17, 2025 or since the most recent filing of this Schedule 13D prior to the filing of this Amendment No. 9, whichever period is shorter, the persons named in response to paragraph (a) have not effected any transactions in the Issuer's securities.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number - Exhibit Name
1* - Joint Filing Agreement by Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel.
2 - Agreement Regarding Conversion, dated as of February 25, 2025 (Incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K, filed on February 25, 2025)
3** - Amended and Restated Limited Liability Company Operating Agreement of DLNL, LLC, dated as of February 25, 2025
4** - Letter Agreement to amend Amended and Restated Limited Liability Company Operating Agreement of DLNL, LLC, dated as of April 14, 2025
5** - Underwriting Agreement by and among Goldman Sachs & Co. LLC, Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel dated as of April 15, 2025.
6** - Stock Repurchase Agreement by and among Cal-Maine Foods, Inc., Adolphus B. Baker, DLNL, LLC, Dinnette Adams Baker, Luanne Adams, Nancy Adams Briggs and Laurel Adams Krodel dated as of April 15, 2025.
* Filed herewith.
** Previously filed.

## Signatures
- Adolphus B. Baker: /s/ Adolphus B. Baker, Adolphus B. Baker (04/17/2025)
- Dinnette Adams Baker: /s/ Dinnette Adams Baker, Dinnette Adams Baker (04/17/2025)
- Luanne Adams: /s/ Luanne Adams, Luanne Adams (04/17/2025)
- Nancy Adams Briggs: /s/ Nancy Adams Briggs, Nancy Adams Briggs (04/17/2025)
- Laurel Adams Krodel: /s/ Laurel Adams Krodel, Laurel Adams Krodel (04/17/2025)